Exhibit 99.3

AMERICAS SILVER CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2017
DATED MARCH 5, 2018

Americas Silver Corporation
Management’s Discussion and Analysis
Table of Contents

Forward-Looking Statements	1
Cautionary Note to Investors in United States Regarding Resources and Reserves	1
Management’s Discussion and Analysis	2
Overview	3
Recent Developments and Operational Discussion	4
Results of Operations	11
Selected Annual Financial Information	14
Summary of Quarterly Results	15
Liquidity	15
Capital Resources	16
Off-Balance Sheet Arrangements	17
Transactions with Related Parties	17
Risk Factors	17
Significant Accounting Policies and Estimates	30
Financial Instruments	32
Capital Structure	33
Controls and Procedures	33
Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce	33

Unless otherwise indicated, in this Management Discussion and Analysis all reference to “dollar” or the use of the symbol “$” are to the United States of America dollar and all references to “C$” are to the Canadian dollar. Additionally, percentage changes in this Management Discussion and Analysis are based on dollar amounts before rounding.

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2017

Forward-Looking Statements

Statements contained in this MD&A that are not current or historical factual statements may constitute forward-looking information or forward-looking statements within the meaning of applicable Canadian and United States securities laws. All statements other than statements of historical fact included in this MD&A that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including without limitation, statements regarding any objectives, expectations, intentions, plans, results, levels of activity, goals or achievements, estimates of mineral reserves and resources, the realization of mineral reserve estimates, the ramp up of San Rafael mining operations, impairment of mining interests and non-producing properties, the timing and amount of estimated future production, production guidance, costs of production, capital expenditures, costs and timing of development, success of exploration and development activities, permitting timelines, government regulation of mining operations, environmental risks, the going concern assumption, and the timing and possible outcomes of pending disputes or litigation, negotiations or regulatory investigations are or involve forward-looking statements. Although forward-looking statements contained in this MD&A are based on what management considers to be reasonable assumptions based on information currently available to it, there can be no assurances that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “anticipates”, “assumes”, “believes”, “budget”, “could”, “estimates”, “expects”, “forecasts”, “guidance”, “indicates”, “intends”, “likely”, “may”, “objective”, “outlook”, “plans”, “potential”, “predicts”, “scheduled”, “should”, “target”, “trends”, “will”, or “would” or the negative or other variations of these words or other comparable words or phrases. This MD&A and its appendices, including those set out under “Risk Factors” in this MD&A, contain forward-looking statements including, but not limited to those relating to the Company. All such forward-looking statements are subject to important risks, uncertainties and assumptions. These statements are forward-looking because they are based on current expectations, estimates and assumptions. It is important to know that: (i) unless otherwise indicated, forward-looking statements in this MD&A and its appendices describe expectations as at the date hereof; (ii) actual results and events could differ materially from those expressed or implied in the forward-looking statements in this MD&A and its appendices, if known or unknown risks affect the respective businesses of the Company, or if their estimates or assumptions turn out to be inaccurate. As a result, the Company cannot guarantee that the results or events expressed or implied in any forward-looking statement will materialize, and accordingly, you are cautioned not to place undue reliance on these forward-looking statements; and (iii) the Company disclaims any intention and assumes no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason, except in accordance with applicable securities laws. The Company has made a number of assumptions in making forward-looking statements in this MD&A and its appendices.

The list above is not exhaustive of the factors that may affect the Company’s forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further in the MD&A. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward‑looking statements.

Cautionary Note to Investors in the United States Regarding Resources and Reserves

Information concerning the mineral properties of the Company has been prepared in accordance with the requirements of Canadian securities laws, which differ in material respects from the requirements of U.S. securities laws applicable to U.S. companies subject to the reporting and disclosure requirements of the U.S. Securities Exchange Commission (the “SEC”). Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination, and the SEC does not recognize the reporting of mineral deposits which do not meet the SEC Industry Guide definition of “Reserve”. In accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” used in this MD&A are defined in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Definition Standards for Mineral Resources and Mineral Reserves adopted by the CIM Council on May 10, 2014. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by NI 43-101, the SEC does not recognize them. Shareholders who are U.S. persons are cautioned that, except for that portion of the mineral resources classified as mineral reserves, mineral resources do not have demonstrated economic value. Inferred mineral resources have a high degree of uncertainty as to their existence as to whether they can be economically or legally mined. Under applicable Canadian securities laws, estimates of inferred mineral resources may not form the basis of an economic analysis. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Therefore, shareholders who are U.S. persons are cautioned not to assume that all or any part of an inferred mineral resource exists, that it can be economically or legally mined, or that it will ever be upgraded to a higher category. Likewise, shareholders who are U.S. persons are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be upgraded to mineral reserves.

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Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2017

Management’s Discussion and Analysis

This MD&A of the results of operations, liquidity and capital resources of Americas Silver Corporation (“Americas Silver” or the “Company”) constitutes management’s review of the Company’s financial and operating performance for the year ended December 31, 2017, including the Company’s financial condition and future prospects. Except as otherwise noted, this discussion is dated March 5, 2018 and should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto for the years ended December 31, 2017 and 2016. The audited consolidated financial statements for the years ended December 31, 2017 and 2016 are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The Company prepared its latest financial statements in U.S. dollars and all amounts in this MD&A are expressed in U.S. dollars, unless otherwise stated. These documents along with additional information relating to the Company including the Company’s most recent Annual Information Form are available on SEDAR at www.sedar.com and on the Company’s website at www.americassilvercorp.com.

In this report, the management of the Company presents operating highlights for the year ended December 31, 2017 compared to the year ended December 31, 2016 as well as comments on plans for the future. Throughout this MD&A, references to silver equivalent ounces produced are based on the average silver, zinc, lead and copper realized metal prices during each respective period, except as otherwise noted.

On December 21, 2016, the Company filed articles of amendment to complete an approved share consolidation of the Company’s issued and outstanding common shares on the basis of twelve pre-consolidated common shares for one post-consolidated common share. The share consolidation affects all issued and outstanding common shares, options, warrants, deferred share units, and restricted share units. All information relating to issued and outstanding common shares, options, warrants, deferred share units, restricted share units, and related per share amounts in this MD&A have been adjusted retrospectively to reflect the share consolidation.

Securities regulators encourage companies to disclose forward-looking information to help investors understand a company’s future prospects. This discussion contains statements about the Company’s future financial condition, results of operations and business. See page 1 of this report for more information on forward-looking statements.

The Company was incorporated under the Canada Business Corporations Act on May 12, 1998 and conducts mining exploration, development and production in the Americas.

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Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2017

Overview

The Company has operations in two of the world's leading silver areas: the Cosalá Operations in Sinaloa, Mexico and the Galena Complex in Idaho, USA.

In Sinaloa, Mexico, the Company operates the 100%-owned, producing, San Rafael silver-zinc-lead mine (“San Rafael”) after declaring commercial production in December, 2017. Prior to this time, it operated the 100%-owned Nuestra Señora silver-zinc-copper-lead mine after declaring commercial production in January 2009 and commissioning of the Los Braceros processing facility. The Cosalá area land holdings also host several other known deposits, past-producing mines, and prospects including the Zone 120 silver-copper-gold deposit, the La Verde copper-silver mine, and the El Cajón silver-copper deposit (“El Cajón”). These properties are located in close proximity to the Los Braceros processing plant.

In Idaho, USA, the Company operates the 100%-owned producing Galena Complex acquired through the business combination with U.S. Silver & Gold Inc. The Galena Complex’s primary assets are the operating Galena mine, the Coeur mine, and the contiguous Caladay development project in the Coeur d’Alene Mining District of the northern Idaho Silver Valley. The Galena Complex has recorded production of over 230 million ounces of silver along with associated by-product metals of copper and lead over a modern production history of more than sixty years. The Coeur mine has been put on care and maintenance pending an improvement in the silver price.

The Company’s mission is to profitably expand its precious metals production through the development of its own projects and consolidation of complementary projects. The Company’s current strategy is focused on extending the mine life of its current assets through exploration, bringing the newly developed San Rafael mine to full production, and advancing technical and economic studies on Zone 120 to consider development options in 2019. Exploration will continue evaluating early stage targets with an emphasis on the Cosalá District, and prospective areas at the Galena Complex.

The Company’s management and Board of Directors (the “Board”) are comprised of senior mining executives who have extensive experience identifying, acquiring, developing, financing, and operating precious metals deposits globally.  The head office of the Company is located at 145 King Street West, Suite 2870, Toronto, Ontario, Canada, M5H 1J8. The Company is a reporting issuer in the jurisdictions of Ontario, British Columbia, Alberta, and Quebec, and is listed on the TSX trading under the symbol “USA” and on the NYSE American trading under the symbol “USAS”.

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Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2017

Recent Developments and Operational Discussion

Fiscal 2017 Highlights

•
Production of 4.7 million consolidated silver equivalent ounces and 2.1 million silver ounces at cost of sales of $10.13/oz. equivalent silver, by-product cash cost of $9.45/oz. silver, and all-in sustaining cost of $13.29/oz. silver for the year.

•	Revenue of $54.3 million and net loss of $3.5 million for the year or ($0.09) per share (excluding $4.9 million El Cajón and $4.0 million San Rafael pre-production revenues).
•	Cash flow generated from operating activities before non-cash working capital items of $5.5 million during the year.
•	The San Rafael mine declared commercial production effective December 19, 2017 and was constructed for approximately $16 million, 32% below the initial pre-feasibility estimate.
•
Released significant results from an initial drill program in August, 2017 around Zone 120 and expanded the program by seven additional holes completed in Q4-2017, resulting in a Board approved $4 million exploration program for fiscal 2018.

•	Closed a $15 million concentrate pre-payment facility with a subsidiary of Glencore PLC at U.S. LIBOR rate plus 5% per annum to fund a portion of the San Rafael mine development costs.
•	Repaid outstanding debt of $8 million to the Company’s previous lenders.
•	Purchased an option on the San Felipe property (Ag, Zn, Pb) in Sonora, Mexico for payments totalling $7 million (plus VAT).
•	Completed the Company’s listing of its common shares on the NYSE American to increase the Company’s share liquidity and access to capital.

Consolidated Operations

Fiscal 2017 was a successful year for Americas Silver. The Company transitioned from its Nuestra Señora mining operations in Cosalá and built the San Rafael mine, the Company’s next-generation mine, declaring commercial production on December 19, 2017. San Rafael is expected to generate significant cash flow from its precious and base metal production and to provide a step change in the Company’s cash cost and all-in sustaining cost profile in 2018 and subsequent years. The generated cash flow is expected to be used to further explore the Company’s significant land position in the Cosalá area and develop future mines. The Company also executed a $2 million exploration program targeting the Zone 120 deposit at its Cosalá Operations; this deposit is contiguous to the San Rafael mine. The drill program yielded meaningful results that are being followed up with further drill programs in 2018 to better delineate the Zone 120 deposit.

Metal prices in fiscal 2017 continued a sustained recovery from multi-year lows in precious and base metals. Year-over-year, the spot silver price recovered from a low of $13.58 per ounce in January 2016 increasing to $16.87 per ounce by the end of 2017. Additionally, the market prices for the Company’s lead, zinc and copper by-product metals significantly increased from lows during 2016. The zinc price increased to $1.50 per pound by the end of 2017 after starting fiscal 2016 at approximately $0.70 per pound while the lead price increased to $1.13 per pound by the end of 2017 after starting fiscal 2016 at approximately $0.80 per pound. As a result, the Company’s liquidity position has improved through increased cash generated from operations.  This improvement is expected to continue into 2018 and beyond should precious and base metal prices continue at spot rates or better.

During 2017, the Company produced 4.7 million consolidated silver equivalent ounces and 2.1 million silver ounces, comparable to production of 4.6 million consolidated silver equivalent ounces and 2.4 million silver ounces during 2016. Costs of sales were $10.13/oz. equivalent silver, by-product cash costs were $9.45/oz. silver, and all-in sustaining costs were $13.29/oz. silver, representing year-over-year increases of 1%, and 5% in cost of sales per equivalent silver ounce and all-in sustaining cost per ounce, respectively, and a decrease of 5% in by-product cash cost per ounce. Consolidated silver equivalent production from the Cosalá Operations increased due to the greater than estimated output from Nuestra Señora and El Cajón as those mines continued to outperform expectations, partially offset by a decrease in production at the Galena Complex due to a lower tonnage and grade during the year as the mine progressed through lower grade areas while development progressed towards higher grade areas for 2018 and beyond. Direct operating costs at the Galena Complex were in line with expectations excluding increased employee-related medical premiums during the year; however, the decrease in lead production from budget and year-over-year resulted in lower by-product credits, negatively impacting cash costs. With the San Rafael transition completed, management will be focused on returning Galena to an acceptable level of profitable operating performance in 2018 by advancing several planning-related initiatives, including grade optimization, in order to recapture and build on the gains which were made in 2015 and 2016. Improvements will be realized as grades return to historic norms and new production areas begin to contribute consistently.

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Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2017

During the transition at Cosalá, the Company managed ore feeds from the Nuestra Señora and El Cajón mines during San Rafael’s development period. The Company originally planned to operate its Nuestra Señora mine through the end of Q1-2017 then change over to the El Cajón mine through to the commencement of production from San Rafael. As a result, the El Cajón development was completed at the end of the first quarter and pre-production ore of approximately 40,000 tonnes was intermittently processed during Q2-2017 while stockpiling approximately 70,000 tonnes of El Cajón ore.

Production for the Cosalá Operations continued to be primarily sourced from the Nuestra Señora mine during Q2 and Q3-2017 as it became clear that further economic ore was available though at lower grades than in the past. Higher zinc and lead prices prioritized this ore before the stockpiled silver-copper El Cajón ore as the Nuestra Señora ore was mined with lower operating costs and minimal development costs. The remaining El Cajón stockpile was milled in September, 2017 in order to generate cash flow that would otherwise be inaccessible for years due to its lower value relative to San Rafael ore. Nuestra Señora ore was processed during Q4-2017 up to the commencement of San Rafael ore processing in mid-November. A stockpile of approximately 57,000 tonnes remains to enhance production if required.

The San Rafael development was constructed on budget with commercial production declared on December 19, 2017.  As at that date, the Company spent approximately $16 million on San Rafael (net of $4.0 million pre-production revenue) compared to the revised $18 million budget, approximately 32% lower than the original pre-feasibility capital estimate. The Company was able to fund the mine development from cash on-hand and cash flow generated from continued operations without further dilution to shareholders.

Under IFRS, pre-production revenues (net of related costs) are capitalized as an offset to development costs and do not impact the income statement directly. This treatment resulted in lower annual revenue, and higher reported cash costs and all-in sustaining costs. During the year, approximately $4.9 million of pre-production revenue was capitalized by processing the El Cajón ore and approximately $4.0 million of pre-production revenue was capitalized by processing the San Rafael ore prior to its declaration of commercial production.

In August 2017, the Company announced results from 2017 exploration drilling on its 100%-owned, Zone 120 deposit, adjacent to the San Rafael development project. Exploration drilling resumed at the Cosalá Operations property in 2017 after being significantly reduced in 2014 due to low metal prices.  An initial eight-hole, 4,000-meter diamond drill program at Zone 120 focused on upgrading the existing resource as well as expanding the footprint of mineralization to the southeast. Highlights of the program included:

•
Step-out hole SR-396 with 61.4[1] meters grading 306g/t Ag, 0.23g/t Au and 0.79% Cu (412g/t AgEq2) including 5.9 meters of 932g/t Ag, 0.82g/t Au and 1.94% Cu (1,213g/t AgEq), plus another interval of 9.4 meters grading 479g/t Ag, 0.29g/t Au and 1.07% Cu (622g/t AgEq)

•	Step-out hole SR-401 with 39.6 meters grading 205g/t Ag, 0.28g/t Au and 0.53% Cu (289g/t AgEq) including 11.4 meters of 473g/t Ag, 0.68g/t Au and 1.20% Cu (659g/t AgEq)
•	Infill hole SR-391 with 22.8 meters grading 138g/t Ag, 0.22g/t Au and 0.37% Cu (196g/t AgEq) including 4.0 meters of 460g/t Ag, 0.20g/t Au and 0.88% Cu (575g/t AgEq)
•	Infill hole SR-392 with 18.1 meters grading 113g/t Ag, 0.08g/t Au and 0.17% Cu (138g/t AgEq)

1 True width
2 Silver equivalent (AgEq) grade is calculated using prices of $16.00/oz Ag, $1,200/oz Au and $2.50/lb Cu
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Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2017

The holes increased both the indicated and inferred resource substantially as noted in the updated Mineral Reserve and Resource estimate released on September 18, 2017. Following up on the success of the announced results, the Company completed an additional program of seven holes in the fourth quarter of 2017 to further test the extent and continuity of the mineralization. Highlights of the program included:

•	Hole SR-402, containing 16.9 meters grading 138g/t Ag, 0.23g/t Au and 0.43% Cu (204g/t AgEq3)
•	Hole SR-409, containing 2.0 meters grading 920g/t Ag, 0.40g/t Au and 2.36% Cu (1,218g/t AgEq)
•	Hole SR-415, containing 23.4 meters grading 259g/t Ag, 0.40g/t Au and 0.5% Cu (345g/t AgEq) and 7.2 meters grading 335 g/t Ag, 0.23 g/t Au and 0.55% Cu (413g/t AgEq)

The Company has budgeted an initial $4 million, 20,000-meter exploration program in 2018 focused on the Zone 120 deposit and its regional land position with the initial focus on Zone 120 and the corridor between Zone 120 and El Cajón. The drilling is expected to be completed by mid-second quarter 2018 with results to be released as they become available for inclusion in the Company’s mid-year resource estimate update. Funding for the program is expected to be provided from internally-generated, operating cash flow from the Company’s San Rafael mine. On February 26, 2018, the Company released the following highlights from this program:

•	Hole SR-416 with 12.6 meters grading 119g/t Ag, 0.17g/t Au and 0.29% Cu (165g/t AgEq3)
•	Hole SR-417 with 21.7 meters grading 124g/t Ag, 0.21g/t Au and 0.34% Cu (178g/t AgEq)
•	Hole SR-420 with 29.2 meters grading 115g/t Ag, 0.12g/t Au and 0.42% Cu (173g/t AgEq)

In September 2017, the Company updated its estimate of its silver inventory which was estimated to contain 28 million ounces of proven and probable reserves, 58 million ounces of measured and indicated resources and 37 million ounces of inferred resources, a decrease of 9%, and increases of 16% and 37%, respectively. San Rafael estimated proven and probable reserves increased by 512,000 tonnes (16%), 650,000 ounces of silver (6%), 12 million pounds of lead (10%), and 34 million pounds of zinc (11%). Zone 120 measured and indicated resource increased by 70% to 12.6 million ounces of contained silver while the inferred resource increased to 9.6 million silver ounces with silver grades increasing by approximately 46% and 98%, respectively.

Detailed exploration results from the 2017 and 2018 drill programs can be found on the Company’s website at www.americassilvercorp.com.

A subsidiary of the Company is party, with the United Steel Workers Union, to a collective bargaining agreement that covers all of the hourly employees at the Galena Complex with a term from June 29, 2014 to June 28, 2017. The parties have been in negotiations since June 2017 and in December, the Company issued its “last, best and final offer”.

3 Silver equivalent (AgEq) grade is calculated using prices of $18.00/oz Ag, $1,300/oz Au and $3.00/lb Cu
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Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2017

Consolidated Results and Developments

	Fiscal Year Ended December 31,
	2017	2016
Revenues ($ M)	$54.3	$58.9
Silver Produced (oz)	2,056,017	2,389,808
Zinc Produced (lbs)	11,623,138	10,488,773
Lead Produced (lbs)	25,392,619	29,067,673
Copper Produced (lbs)	1,167,401	1,058,250
Total Silver Equivalent Produced (oz)[1]	4,746,387	4,579,373
Cost of Sales/Ag Eq Oz Produced ($/oz)[3]	$10.13	$10.08
Cash Cost/Ag Oz Produced ($/oz)[2,3]	$9.45	$10.00
All-In Sustaining Cost/Ag Oz Produced ($/oz)[2,3]	$13.29	$12.71
Net Income (Loss) ($ M)	$(3.5)	$(5.2)
Comprehensive Income (Loss) ($ M)	$(4.3)	$(4.7)

[1]	Throughout this MD&A, silver equivalent production was calculated based on average silver, zinc, lead and copper realized prices during each respective period.
[2]	Refer to “Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce” section in this MD&A.
[3]
Calculation excludes pre-production of 50,490 silver ounces and 435,323 silver equivalent ounces mined from San Rafael during its commissioning period, and excludes pre-production of 245,391 silver ounces and 360,530 silver equivalent ounces mined from El Cajón during its commissioning period. Pre-production revenue and cost of sales from San Rafael and El Cajón are capitalized as an offset to development costs.

During 2017, the Company produced 4,746,387 silver equivalent ounces, including 2,056,017 ounces of silver, at cost of sales of $10.13/oz. equivalent silver, by-product cash cost of $9.45/oz. silver, and all-in sustaining cost of $13.29/oz. silver. These results compare to 4,579,373 silver equivalent ounces, including 2,389,808 ounces of silver, at cost of sales of $10.08/oz. equivalent silver, by-product cash cost of $10.00/oz. silver, and all-in sustaining cost of $12.71/oz. silver during 2016, a 4%, 1% and 5% increase in production of silver equivalent ounces, cost of sales per equivalent silver ounce, and all-in sustaining cost per ounce, respectively, and a 14% and 5% decrease in production of silver ounces and by-product cash cost per ounce, respectively. The decrease in cash costs was due to lower operating costs and lack of capitalized development at Nuestra Señora, improved concentrate off-take terms, and the increase in the realized prices from these by-product metals.

Despite lower year-to-date silver production, production revenues decreased only slightly by $4.6 million or 8% from $58.9 million for the year ended December 31, 2016 to $54.3 million for the year ended December 31, 2017, while net loss improved to $3.5 million compared to net loss $5.2 million loss during the same year, a $1.7 million improvement. Year-to-date pre-production revenues of approximately $4.9 million from El Cajón and $4.0 million from San Rafael were capitalized as an offset to development costs during their commissioning periods which were excluded from production revenues. Improvement in net loss was mainly attributable to lower cost of sales and lower interest and financing expense, partially offset by lower net revenue on concentrate sales and higher corporate general and administrative expenses related to share-based compensation and the NYSE American listing. The Company also generated cash from operating activities before non-cash working capital items of $5.5 million during the year ended December 31, 2017. These variances are further discussed in the following sections.

In January, 2017, the Company entered into a $15 million concentrate pre-payment facility with Glencore at U.S. LIBOR rate plus 5% per annum to fund a portion of the development costs for San Rafael. Under the terms of the pre-payment facility, Glencore will provide the Company with a four-year facility of up to $15 million to be used for the development of San Rafael and commercial production of its concentrates. The facility is secured by a promissory note in the amount of up to $15 million issued by the Company, a corporate guarantee in favour of Glencore, and limited asset level security on San Rafael. The pre-payment facility was drawn in full in late March, 2017. The Company has also entered into four-year offtake agreements with Glencore for the zinc and lead concentrates produced from San Rafael. Glencore will pay for the concentrates at the prevailing market prices for silver, lead and zinc, less customary treatment, refining and penalty charges.

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Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2017

On February 10, 2017, the Company made a principal repayment in full of $1.6 million towards its outstanding debt facility from February, 2016 at maturity. On March 30, 2017, the Company made an early principal repayment in full of $5.6 million towards its outstanding debt facility from August, 2013 due December, 2017. Total repayments during the first quarter were approximately $8.0 million.

In March, 2017, the Company entered into an option acquisition agreement with Santacruz Silver Mining Ltd. (“Santacruz”) to acquire an existing option with Minera Hochschild Mexico S.A. de C.V. (“Hochschild”) for the right to acquire a 100% interest of the San Felipe property located in Sonora, Mexico for total consideration of $15 million in cash, payable in two installments. The purchase of the option for $5 million plus an initial option payment for $2 million was paid to Santacruz and Hochschild, respectively, with cash on hand by the Company in March while the final option payment of $8 million was payable to Hochschild on or before December 15, 2017. On December 1, 2017, the final option payment of $8 million plus applicable VAT was amended to become option payments of $0.5 million payable on January 1, 2018, $0.5 million payable on April 1, 2018, $1.0 million payable on July 1, 2018, with the remaining balance of $6.0 million payable on or before December 31, 2018. Upon completion of the final option payment, the Company will have the right to acquire 100% of the San Felipe property, a silver-zinc-lead development project free of any underlying third party royalties.

On September 18, 2017, the Company updated its mineral reserve and resource estimates for the Galena Complex and the Cosalá Operations, including the San Rafael, El Cajón, Nuestra Señora mines, and the Zone 120 deposit. The reserves and resources are estimated to contain 28 million ounces of proven and probable reserves, 58 million ounces of measured and indicated resources and 37 million ounces of inferred resources, a decrease of 9%, and increases of 16% and 37%, respectively. The updated estimates reflect the drilling programs completed between January 1, 2016 and June 30, 2017 as well as production depletion during the period with an effective date of June 30, 2017.

Effective December 19, 2017, the San Rafael mine declared commercial production which the Company defined as operating at an average 80% designed production capacity with saleable concentrate recoveries within 5% of its mining feasibility study over a two week period.

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Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2017

Cosalá Operations

	Fiscal Year Ended December 31,
	2017	2016
Tonnes Milled	526,726	500,509
Silver Grade (g/t)	66	78
Zinc Grade (%)[1]	1.66	1.35
Lead Grade (%)[1]	0.82	0.57
Copper Grade (%)[1]	0.17	0.20
Silver Recovery (%)	82.5	79.9
Zinc Recovery (%)	76.6	70.9
Lead Recovery (%)	75.1	66.4
Copper Recovery (%)	68.6	47.2
Silver Produced (oz)	920,806	1,006,119
Zinc Produced (lbs)	11,623,138	10,488,773
Lead Produced (lbs)	5,616,905	4,188,539
Copper Produced (lbs)	1,167,401	1,058,250
Total Silver Equivalent Produced (oz)	2,386,135	1,960,694
Silver Sold (oz)	912,983	956,939
Zinc Sold (lbs)	10,919,556	10,258,081
Lead Sold (lbs)	5,351,596	4,251,898
Copper Sold (lbs)	1,144,385	1,017,940
Realized Silver Price ($/oz)	$17.11	$17.07
Realized Zinc Price ($/lb)	$1.33	$0.96
Realized Lead Price ($/lb)	$1.07	$0.86
Realized Copper Price ($/lb)	$2.79	$2.22
Cost of Sales/Ag Eq Oz Produced ($/oz)[3]	$6.41	$9.02
Cash Cost/Ag Oz Produced ($/oz)[2,3]	$(0.13)	$7.79
All-In Sustaining Cost/Ag Oz Produced ($/oz)[2,3]	$0.57	$9.31

[1]	Zinc and lead grades only refer to grades from silver-zinc-lead-copper and silver-zinc-lead ores, and copper grades only refer to grades from silver-zinc-lead-copper and silver-copper ores.
[2]	Refer to “Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce” section in this MD&A.
[3]
Calculation excludes pre-production of 50,490 silver ounces and 435,323 silver equivalent ounces mined from San Rafael during its commissioning period, and excludes pre-production of 245,391 silver ounces and 360,530 silver equivalent ounces mined from El Cajón during its commissioning period. Pre-production revenue and cost of sales from San Rafael and El Cajón are capitalized as an offset to development costs.

The Cosalá Operations processed 526,726 tonnes of ore at an average grade of 66 g/t of silver to produce 920,806 ounces of silver at cost of sales of $6.41/oz. equivalent silver, by-product cash cost of negative ($0.13/oz.) silver, and all-in sustaining cost of $0.57/oz. silver during 2017. These results compare to 500,509 tonnes of ore at an average grade of 78 g/t of silver to produce 1,006,119 ounces of silver at cost of sales of $9.02/oz. equivalent silver, by-product cash cost of $7.79/oz. silver, and all-in sustaining cost of $9.31/oz. silver during 2016, a 5% increase in tonnes of ore milled, and a 8%, 29%, 102% and 94% decrease in ounces of silver produced, cost of sales per equivalent silver ounce, by-product cash cost per ounce, and all-in sustaining cost per ounce, respectively. Silver recovery to concentrate was 82.5% in 2017 (2016 – 79.9%).

During 2017, the Cosalá Operations completed its transition from the Nuestra Señora and El Cajón mines to the newly constructed San Rafael mine. Production was primarily sourced from Nuestra Señora and El Cajón during the first three quarters of 2017. Nuestra Señora was originally planned to cease production in early Q2-2017, but was continued to take advantage of additional material sourced from various areas near existing workings. Nuestra Señora ore was processed during Q4-2017 up to the commencement of San Rafael ore processing in mid-November with declaration of commercial production in mid-December.

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Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2017

The significant decrease in cash costs and all-in sustaining costs was due to lower operating costs and lack of development into new working areas at Nuestra Señora, decreased smelter charges, and the increase in the realized prices from by-product metals. As previously stated, production from San Rafael, prior to its declaration of commercial production, and from El Cajón are considered pre-production and is omitted from revenue and cash cost calculations as a result.

Realized silver price of $17.11/oz. for 2017 (2016 – $17.07/oz.) is comparable to the average London silver spot price of $17.04/oz. for 2017 (2016 – $17.14/oz.). The realized silver price is comparable from 2016 to 2017 as silver prices began to improve and stabilize late in the first half of 2016. Realized silver prices is a measurement of gross silver revenues over silver ounces sold during the period, excluding unrealized mark-to-market gains and losses on provisional pricing and treatment and refining charges.

Galena Complex

	Fiscal Year Ended December 31,
	2017	2016
Tonnes Milled	163,772	171,107
Silver Grade (g/t)	227	266
Lead Grade (%)	6.02	7.29
Silver Recovery (%)	95.0	94.4
Lead Recovery (%)	90.9	90.5
Silver Produced (oz)	1,135,211	1,383,689
Lead Produced (lbs)	19,775,714	24,879,134
Total Silver Equivalent Produced (oz)	2,360,252	2,618,679
Silver Sold (oz)	1,143,139	1,384,380
Lead Sold (lbs)	19,792,596	24,976,822
Realized Silver Price ($/oz)	$17.11	$17.21
Realized Lead Price ($/lb)	$1.06	$0.86
Cost of Sales/Ag Eq Oz Produced ($/oz)	$12.64	$10.87
Cash Cost/Ag Oz Produced ($/oz)[1]	$14.73	$11.60
All-In Sustaining Cost/Ag Oz Produced ($/oz)[1]	$20.30	$15.18

[1]	Refer to “Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce” section in this MD&A.

The Galena Complex processed 163,772 tonnes of ore at an average grade of 227 g/t of silver to produce 1,135,211 ounces of silver at cost of sales of $12.64/oz. equivalent silver, by-product cash cost of $14.73/oz. silver, and all-in sustaining cost of $20.30/oz. silver during 2017, compared to 171,107 tonnes of ore at an average grade of 266 g/t of silver to produce 1,383,689 ounces of silver at cost of sales of $10.87/oz. equivalent silver, by-product cash cost of $11.60/oz. silver, and all-in sustaining cost of $15.18/oz. silver during 2016, a 4% and 18% decrease in tonnes of ore milled and ounces of silver produced, respectively, and a 16%, 27% and 34% increase in cost of sales per equivalent silver ounce, by-product cash cost per ounce, and all-in sustaining cost per ounce, respectively.

Both silver and lead production at the Company’s Galena Complex were below expectations in 2017 due to lower tonnage and grade. With the San Rafael transition progressing well, management is focused on returning Galena to an acceptable level of operating performance in 2018 by advancing several planning-related initiatives, including grade optimization, in order to recapture and build on the gains which were made in 2015 and 2016.

Realized silver price of $17.11/oz. for 2017 (2016 – $17.21/oz.) is comparable to the average London silver spot price of $17.04/oz. for 2017 (2016 – $17.14/oz.). The realized silver price is comparable from 2016 to 2017 as silver prices began to improve and stabilize late in the first half of 2016. Realized silver prices is a measurement of gross silver revenues over silver ounces sold during the period, excluding unrealized mark-to-market gains and losses on provisional pricing and treatment and refining charges.

10 Page

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2017

Guidance

The Company’s guidance for 2018 is production of 1.6 - 2.0 million silver ounces and 7.2 - 8.0 million silver equivalent ounces at cost of sales of $7.00 to $8.00 per ounce equivalent silver, cash costs of negative ($10.00) to negative ($5.00) per ounce silver and all-in sustaining costs of negative ($1.00) to $4.00 per ounce silver. The Company assumed $17.00 per ounce silver, $1.35 per pound zinc, $1.05 per pound lead, and an exchange rate of 18.5 Mexican pesos to U.S. dollar for these guidance estimates.

Mine production, mill throughput and metal recoveries at the Cosalá Operations are expected to ramp-up to internal targets through the first half of 2018. Capital development is expected to be highest in the first quarter of 2018 as development into the deepest levels of the Main Zone progress and the remainder of the mine’s capital development and equipment purchases are finalized. The Company is expected to invest a consolidated $18-19 million in its operating mines in 2018. The reduction in cash cost and all-in sustaining cost per ounce is primarily due to the estimated consolidated by-product metal production including zinc of approximately 40-45 million lbs. and lead of 30-35 million lbs. in 2018.

Silver production is expected to be lower in the first 18 months of the mine’s production due to mine sequencing within San Rafael. The initial development in the San Rafael ore body was into the area closest to the portal where the silver grade is approximately half of the reserve silver grade. The Upper Zones of the ore body are estimated to have higher silver grades. Silver equivalent production is expected to increase significantly, and cash costs and all-in sustaining costs are expected to decrease due to the significant increase in lead and zinc projected to be produced from the San Rafael mine. At current spot prices, the mine is expected to generate significant free cash flow in 2018 with further growth in 2019 and beyond as capital requirements decrease and the silver grade improves.

Results of Operations

Analysis of the year ended December 31, 2017 vs. the year ended December 31, 2016

The Company recorded a net loss of $3.5 million for the year ended December 31, 2017 compared to net loss of $5.2 million for the year ended December 31, 2016. The improvement in net loss was primarily attributable to lower cost of sales ($6.1 million), lower depletion and amortization ($0.7 million), lower care, maintenance and restructuring costs ($0.3 million), lower interest and financing expense ($1.6 million), and higher income tax recovery ($0.6 million), partially offset by lower net revenue on concentrate sales ($4.6 million), higher corporate general and administrative expenses ($1.3 million), higher exploration costs ($1.0 million), and higher foreign exchange loss (0.5 million), each of which are described in more detail below.

Revenues decreased by $4.6 million from $58.9 million for the year ended December 31, 2016 to $54.3 million for the year ended December 31, 2017. The decrease during the year is primarily due to $1.8 million in decreased revenues generated at the Cosalá Operations related to the omission of $4.0 million in San Rafael pre-production revenues and omission of $4.9 million in El Cajón pre-production revenues, and $2.8 million in decreased revenues due to a decrease in silver and lead production and sales at the Galena Complex during the year.

Cost of Sales decreased by $6.1 million from $46.1 million for the year ended December 31, 2016 to $40.0 million for the year ended December 31, 2017. The decrease is primarily due to a $7.5 million decrease in direct mining costs from the Cosalá Operations as a result of reduced commercial production costs of the Nuestra Señora mine as it moves toward scheduled mine closure this year along with the San Rafael and El Cajón pre-production accounting treatment during the year, offset by a $1.4 million increase in cost of sales from the Galena Complex mainly from higher labour costs incurred due to increases in employee-related medical costs.

11 Page

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2017

Depletion and amortization decreased by $0.7 million from $7.4 million for the year ended December 31, 2016 to $6.7 million for the year ended December 31, 2017. The decrease is primarily due to lower operating production from the Nuestra Señora mine at the Cosalá Operations as it moves toward its scheduled mine closure this year, as well as from the Galena Complex during the year.

Care, maintenance and restructuring costs decreased by $0.3 million from $1.0 million for the year ended December 31, 2016 to $0.7 million for the year ended December 31, 2017. The decrease is primarily due to $0.3 million higher mine restructuring costs incurred at the Galena Complex during fiscal 2016.

Corporate general and administrative expenses increased by $1.3 million from $5.4 million for the year ended December 31, 2016 to $6.7 million for the year ended December 31, 2017. The increase is primarily due to increases in share-based payments, and marketing, insurance, professional fees and listing costs related to trading on the NYSE American during the year.

Exploration costs increased by $1.0 million from $1.7 million for the year ended December 31, 2016 to $2.7 million for the year ended December 31, 2017. The change is primarily due to increased exploration activities and follow-up drilling at Zone 120 at the Cosalá Operations during the year.

Interest and financing expense decreased by $1.6 million from $2.3 million for the year ended December 31, 2016 to $0.7 million for the year ended December 31, 2017. The decrease is primarily due to reduced interest charges from the repayment of all outstanding credit facilities during 2017 and capitalization of the interest from the new Glencore debt as capital under IFRS.

Foreign exchange loss increased by $0.5 million from a $0.3 million gain for the year ended December 31, 2016 to a $0.2 million loss for the year ended December 31, 2017. The increase in loss is primarily due to foreign exchange losses incurred from the Cosalá Operations as the average value of the Mexican peso has decreased in fiscal 2017.

Income tax recovery increased by $0.6 million from a $0.2 million expense for the year ended December 31, 2016 to a $0.4 million recovery for the year ended December 31, 2017. The increase in income tax recovery is primarily due to recognizing recoverable AMT credits as a result of changes in the U.S. tax reform during fiscal 2017.

Analysis of the three months ended December 31, 2017 vs. the three months ended December 31, 2016

The Company recorded a net loss of $1.4 million for the three months ended December 31, 2017 compared to net loss of $2.4 million for the three months ended December 31, 2016. The improvement in net loss was primarily attributable to lower cost of sales ($2.2 million), lower depletion and amortization ($1.1 million), lower interest and financing expense ($0.6 million), and higher income tax recovery ($0.8 million), partially offset by lower net revenue on concentrate sales ($2.4 million), higher corporate general and administrative expenses ($0.3 million), higher exploration costs ($0.7 million), and higher foreign exchange loss (0.2 million), each of which are described in more detail below.

Revenues decreased by $2.4 million from $14.4 million for the three months ended December 31, 2016 to $12.0 million for the three months ended December 31, 2017. The decrease during the period is primarily due to $1.2 million in decreased revenues generated at the Cosalá Operations related to the omission of $4.0 million in San Rafael pre-production revenues, and $1.2 million in decreased revenues due to a decrease in silver and lead production and sales at the Galena Complex during the period.

Cost of Sales decreased by $2.2 million from $11.9 million for the three months ended December 31, 2016 to $9.7 million for the three months ended December 31, 2017. The decrease is primarily due to a $1.9 million decrease in direct mining costs from the Cosalá Operations as a result of reduced commercial production costs of the Nuestra Señora mine as it moves toward scheduled mine closure this year along with the San Rafael pre-production accounting treatment during the period, plus a $0.3 million decrease in cost of sales from the Galena Complex mainly due to the decrease in silver and lead production and quantities sold during the year.

12 Page

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2017

Depletion and amortization decreased by $1.1 million from $2.0 million for the three months ended December 31, 2016 to $0.9 million for the three months ended December 31, 2017. The decrease is primarily due to lower operating production from both the Nuestra Señora mine at the Cosalá Operations as it moves toward its scheduled mine closure this year, as well as from the Galena Complex during the period.

Corporate general and administrative expenses increased by $0.3 million from $1.6 million for the three months ended December 31, 2016 to $1.9 million for the three months ended December 31, 2017. The increase is primarily due to increases in share-based payments, and marketing, insurance, professional fees and listing costs related to trading on the NYSE American during the period.

Exploration costs increased by $0.7 million from $0.1 million for the three months ended December 31, 2016 to $0.8 million for the three months ended December 31, 2017. The change is primarily due to increased exploration activities and follow-up drilling at Zone 120 at the Cosalá Operations during the period.

Interest and financing expense decreased by $0.6 million from $0.7 million for the three months ended December 31, 2016 to $0.1 million for the three months ended December 31, 2017. The decrease is primarily due to reduced interest charges from the repayment of all outstanding credit facilities during 2017 and capitalization of the interest from the new Glencore debt as capital under IFRS.

Foreign exchange loss increased by $0.2 million for the three months ended December 31, 2017 primarily due to foreign exchange losses incurred from the Cosalá Operations as value of the Mexican peso has gone down during period.

Income tax recovery increased by $0.8 million from a $0.3 million expense for the three months ended December 31, 2016 to a $0.5 million recovery for the three months ended December 31, 2017. The increase in income tax recovery is primarily due to recognizing recoverable AMT credits as a result of changes in the U.S. tax reform during the period.

13 Page

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2017

Selected Annual Financial Information

Fiscal Year Ended December 31	2017	2016	2015
Revenues ($ M)	$54.3	$58.9	$53.5
Net Loss ($ M)	(3.5)	(5.2)	(19.4)
Comprehensive Loss ($ M)	(4.3)	(4.7)	(23.7)

Net Loss per Common Share - Basic and Diluted	$(0.09)	$(0.15)	$(0.68)

Silver Produced (oz)	2,056,017	2,389,808	2,652,026
Zinc Produced (lbs)	11,623,138	10,488,773	11,647,962
Lead Produced (lbs)	25,392,619	29,067,673	22,905,826
Copper Produced (lbs)	1,167,401	1,058,250	2,054,896
Cost of Sales/Ag Eq Oz Produced ($/oz)	$10.13	$9.86	$10.80
Cash Cost/Ag Oz Produced ($/oz)[1]	$9.45	$10.00	$12.75
All-In Sustaining Cost/Ag Oz Produced ($/oz)[1]	$13.29	$12.71	$17.16

Cash ($ M)	$9.3	$24.1	$1.3
Receivables ($ M)	6.6	4.0	4.5
Inventories ($ M)	9.4	6.6	8.8

Property, Plant and Equipment ($ M)	$100.3	$80.5	$80.9

Current Assets ($ M)	$26.2	$36.6	$15.8
Current Liabilities ($ M)	14.4	16.5	10.3
Working Capital ($ M)	11.8	20.1	5.5

Total Assets ($ M)	$126.8	$117.3	$96.9
Total Liabilities ($ M)	38.8	30.1	32.0
Total Equity ($ M)	88.0	87.2	64.9

[1]	Refer to “Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce” section in this MD&A.

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Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2017

Summary of Quarterly Results

The following table presents a summary of the consolidated operating results for each of the most recent eight quarters ending with December 31, 2017.

	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	2017	2017	2017	2017	2016	2016	2016	2016
Revenues ($ M)	$12.1	$9.8	$17.2	$15.2	$14.4	$16.8	$12.8	$14.9
Net Income (Loss) ($ M)	(1.4)	(2.8)	0.9	(0.2)	(2.4)	1.0	(2.1)	(1.7)
Comprehensive Income (Loss) ($ M)	(1.8)	(2.9)	0.8	(0.5)	(1.0)	0.8	(2.5)	(2.0)

Silver Produced (oz)	409,545	564,833	557,892	523,747	564,475	596,855	556,404	672,074
Zinc Produced (lbs)	4,895,670	1,433,961	2,904,374	2,389,133	2,671,391	2,183,814	2,081,046	3,552,522
Lead Produced (lbs)	7,427,357	5,369,482	6,435,048	6,160,732	7,277,346	7,991,507	6,677,247	7,121,573
Copper Produced (lbs)	78,541	507,285	273,475	308,100	260,018	326,639	225,785	245,808
Cost of Sales/Ag Eq Oz Produced ($/oz)	$10.16	$9.17	$11.00	$9.93	$9.91	$10.25	$10.80	$9.52
Cash Cost/Ag Oz Produced ($/oz)[1]	$8.75	$12.61	$7.21	$9.89	$8.91	$10.00	$11.33	$9.80
All-In Sustaining Cost/Ag Oz Produced ($/oz)[1]	$14.20	$15.92	$10.65	$13.37	$11.57	$12.86	$14.57	$12.00

Current Assets (qtr. end) ($ M)	$26.2	$27.0	$29.9	$36.0	$36.6	$41.1	$38.9	$17.9
Current Liabilities (qtr. end) ($ M)	14.4	12.1	11.6	11.1	16.5	13.1	20.8	12.5
Working Capital (qtr. end) ($ M)	11.8	14.9	18.3	24.9	20.1	28.0	18.1	5.4

Total Assets (qtr. end) ($ M)	$126.8	$126.1	$127.7	$127.1	$117.3	$120.4	$119.3	$98.3
Total Liabilities (qtr. end) ($ M)	38.8	38.6	38.6	39.1	30.1	32.4	41.4	33.6
Total Equity (qtr. end) ($ M)	88.0	87.5	89.1	88.0	87.2	88.0	77.9	64.7

[1]	Refer to “Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce” section in this MD&A.

Liquidity

The change in cash since December 31, 2016 can be summarized as follows (in millions of U.S. dollars):

Opening cash balance as at December 31, 2016	$24.1
Cash generated from operations	5.5
Purchase of San Felipe property option	(7.1)
Net development costs on San Rafael	(13.4)
Net development costs on El Cajón	1.0
Other property, plant and equipment spending	(7.2)
Financing from pre-payment facility	15.0
Repayments to credit facilities	(8.0)
Proceeds from exercise of options and warrants	3.2
Proceeds from sale of investments	0.2
Increase in trade and other receivables	(2.6)
Change in inventories during the year	(2.8)
Increase in prepaid expenses during the year	0.3
Decrease in payables during the year	1.1
Closing cash balance as at December 31, 2017	$9.3

As previously discussed, the Company’s cash balance decreased from $24.1 million to $9.3 million due to several factors which have been previously highlighted in this MD&A, as follows: the repayment of the previous credit facilities existing at December 31, 2016, the closing the $15 million pre-payment facility with Glencore, the acquisition of the San Felipe option from Santacruz, and the development costs of the El Cajón and San Rafael projects at the Cosalá Operations. In addition, the Company’s accounts receivable balance increased by approximately $2.6 million from year-end 2016 due to higher recognition of revenues from production due to increased zinc and lead prices, increased VAT receivables in Mexico arising on expenditures related to the San Felipe option purchase and San Rafael development, and changes to the payment terms in the Company’s offtake agreement at the Cosalá Operations. Current liabilities as at December 31, 2017 were $14.4 million which is $2.1 million lower than at December 31, 2016 mainly due to early principal repayments of current debt facilities.

15 Page

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2017

The Company operates in a cyclical industry where cash flow has historically been correlated to market prices for commodities. The Company’s cash flow is dependent upon its ability to achieve profitable operations, obtain adequate equity or debt financing, or, alternatively, dispose its non-core properties on an advantageous basis to fund its near-term operations, development and exploration plans, while meeting production targets at current commodity price levels. Management evaluates viable financing alternatives to ensure sufficient liquidity including debt instruments, concentrate offtake agreements, sales of non-core assets, private equity financing, and the issuance of equity. As previously stated, the Company entered into a financing arrangement to maintain corporate flexibility during the development of San Rafael. The Company believes that it has sufficient cash flow to fund its 2018 operations and development and exploration plans while meeting production targets at current commodity price levels. In the longer term, as the Cosalá Operations and Galena Complex are optimized and if the outlook for silver prices remains positive, the Company believes that cash flows will be sufficient to fund ongoing operations.

The Company’s financial instruments consist of cash, trade receivables, restricted cash, long-term investments, trade and other payables, credit facilities, and other long-term liabilities. The fair value of these financial instruments approximates their carrying values, unless otherwise noted. The Company is not exposed to significant interest or credit risk arising from financial instruments. The majority of the funds of the Company are held in accounts at major banks in Canada, Mexico and the United States.

The Company’s liquidity has been, and will continue to be, impacted by pension funding commitments as required by the terms of the defined benefit pension plans offered to both its hourly and salaried workers (See note 11 in the audited consolidated financial statements of the Company and the notes thereto for the year ended December 31, 2017). Although both pension plans are under-funded due to actuarial losses incurred from market conditions and changes in discount rates, the Company intends to fund to the minimum levels required by applicable law. The Company currently estimates total annual funding requirements for both Galena Complex pension plans to be approximately $0.9 million per year for each of the next 5 years.

Capital Resources

The Company’s cash flow is dependent on delivery of its concentrates to market. The Company’s contracts with the concentrate purchasers provide for provisional payments based on timing of concentrate deliveries. The Company has not had any problems collecting payments from concentrate purchasers in a reliable and timely manner and expects no such difficulties in the foreseeable future. However, this cash flow is dependent on continued mine production which can be subject to interruption for various reasons including fluctuations in metal prices and concentrate shipment difficulties. Additionally, unforeseen cessation in the counterparty’s capabilities could severely impact the Company’s capital resources.

The Company made capital expenditures of $26.7 million in 2017 and $8.0 million for the same period of 2016, of which $10.8 million was spent towards drilling and underground development costs (net of pre-production revenues), while $15.9 million was spent on purchase of property, plant and equipment. The Company expects funding of fiscal 2018 capital expenditures to be provided from internally-generated, operating cash flow from the San Rafael mine.

16 Page

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2017

The following table sets out the Company’s contractual obligations as of December 31, 2017:

		Less than			Over 5
	Total	1 year	2-3 years	4-5 years	years
Trade and other payables	$10,393	$10,393	$-	$-	$-
Credit facilities	15,000	4,000	11,000	-	-
Interest on credit facilities	1,601	856	745	-	-
Leases	1,438	290	563	540	45
Other long-term liabilities	564	-	95	-	469
Total	$28,996	$15,539	$12,403	$540	$514

1 - All leases can be cancelled upon proper notice periods by the Company.

2 - Certain of these estimates are dependent on market conditions and assumed rates of return on assets. Therefore, the estimated obligation of the Company may vary over time.

Off-Balance Sheet Arrangements

As of the date of this filing, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company including, without limitation, such considerations as liquidity and capital resources that have not previously been discussed.

Transactions with Related Parties

There were no related party transactions for the year ended December 31, 2017.

Risk Factors

The business of the Company is subject to a substantial number of risks and uncertainties. In addition to considering the information disclosed in the financial statements and in the other publicly filed documentation regarding the Company available at www.sedar.com, the reader should carefully consider the following information. Any of these risk elements could have material adverse effects on the business of the Company. See “Note 19 – Financial Risk Management” of the Company’s audited consolidated financial statements for the year ended December 31, 2017.

Risks Associated with Market Fluctuations in Commodity Prices

The majority of the Company’s revenue is derived from the sale of silver, zinc, lead and copper contained in concentrates. Fluctuations in the prices of these commodities represent one of the most significant factors affecting the Company’s results of operations and profitability. If the Company experiences low silver, zinc, lead and copper prices, it may result in decreased revenues and decreased net income, or losses, and may negatively affect the Company’s business.

The market price for silver, zinc, lead and copper continues to be volatile and is influenced by a number of factors, including, among others, levels of supply and demand, global or regional consumptive patterns, sales by government holders, metal stock levels maintained by producers and others, increased production due to new mine developments, improved mining and production methods, speculative trading activities, inventory carrying costs, availability and costs of metal substitutes, international economic and political conditions, interest rates and the relative exchange rate of the U.S. dollar with other major currencies.  The aggregate effect of such factors (all of which are beyond the control of the Company) is impossible to predict with any degree of accuracy, and as such, the Company can provide no assurances that it can effectively manage such factors. In addition, the price of silver, for example, has on occasion been subject to very rapid short-term changes due to speculative activities. Fluctuations in silver and other commodity prices may materially adversely affect the Company’s financial performance or results of operations. The world market price of commodities has fluctuated during the last several years. Declining market prices for silver and other metals could have a material adverse effect on the Company’s results of operations and profitability. If the market price of silver and other commodities falls significantly from its current levels, the operation of the Company’s properties may be rendered uneconomic and such operation and exploitation may be suspended or delayed.

17 Page

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2017

In particular, if applicable commodity prices are depressed for a sustained period and net losses accumulate, the Company may be forced to suspend some or all of its mining until the price increases, and record asset impairment write-downs. Any lost revenues, continued or increased net losses, or asset impairment write-downs would adversely affect the Company’s results of operations.

The Company is Dependent on the Success of the San Rafael project at its Cosalá Operations and the Galena Complex which are both exposed to Operational Risks

The principal mineral projects of the Company are the San Rafael project at its Cosalá Operations and the Galena Complex. The Company is primarily dependent upon the success of these properties as sources of future revenue and profits. Commercial production and operations at San Rafael will require the commitment of resources for operating expenses and capital expenditures, which may increase subsequently as needed, and for consultants, personnel and equipment associated primarily with commercial production. In addition, the Company’s other mining operations, exploration and development will require the commitment of additional resources for operating expenses and capital expenditures, which may increase subsequently as needed, and for consultants, personnel and equipment associated with advancing exploration, development and commercial production. The amounts and timing of expenditures will depend on, among other things, the results of commercial production, the progress of ongoing exploration and development, the results of consultants’ analysis and recommendations and other factors, many of which are beyond the Company’s control.

Substantial risks are associated with mining and milling operations. The Company’s commercial operations are subject to all the usual hazards and risks normally encountered in the exploration, development and production of silver, zinc, lead and copper, including, among other things: unusual and unexpected geologic formations, inclement weather conditions, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, catastrophic damage to property or loss of life, labour disruptions, equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and legal liability. The Company will take appropriate precautions as are applicable to similar mining operations and in accordance with general industry standards to help mitigate such risks. However, the Company can provide no assurances that its precautions will actually succeed in mitigating, or even reducing the scope of potential exposure to, such operational risks.

Substantial efforts and compliance with regulatory requirements are required to establish mineral reserves through drilling and analysis, to develop metallurgical processes to extract metal and, in the case of development properties, to develop and construct the mining and processing facilities and infrastructure at any site chosen for mining. Shareholders cannot be assured that any reserves or mineralized material acquired or discovered will be in sufficient quantities to justify commercial operations.

There can be no certainty that the Company’s exploration, development and production activities will be commercially successful.

18 Page

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2017

Mineral Reserves and Resources, Development and Production

The estimation of ore reserves is imprecise and depends upon a number of subjective factors. Estimated ore reserves or production guidance may not be realized in actual production. The Company’s operating results may be negatively affected by inaccurate estimates.  Reserve estimates are a function of geological and engineering analyses that require the Company to make assumptions about production costs and the market price of silver and other metals. Reserve estimation is based on available data, which may be incomplete, and subject to engineering and geological interpretation, judgment and experience. Market price fluctuations of metals, as well as increased production costs or reduced recovery rates may render ore reserves containing relatively lower grades of mineralization uneconomic and may ultimately result in a restatement of reserves. Moreover, short-term operating factors relating to the ore reserves, such as the need for orderly development of the ore bodies and the processing of new or different ore grades may cause a mining operation to be unprofitable in any particular accounting period. Should the Company encounter mineralization or geologic formations at any of its mines different from those predicted adjustments of reserve estimates might occur, which could alter mining plans.  Either of these alternatives may adversely affect the Company’s actual production and operating results.

The mineral reserve and resource estimates contained or incorporated are only estimates and no assurance can be given that any particular level of recovery of minerals will be realized or that an identified reserve or resource will qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. The Company relies on laboratory-based recovery models and historical performance of its processing plant to project estimated ultimate recoveries by ore type at optimal grind sizes. Actual recoveries in a commercial mining operation may exceed or fall short of projected laboratory test results. In addition, the grade of mineralization ultimately mined may differ from the one indicated by the drilling results and the difference may be material.  There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations and there can be no assurance that historical performance of the process plant will continue in the future. Material changes, inaccuracies or reductions in proven and probable reserves or resource estimates, grades, waste-to-ore ratios or recovery rates could have a materially adverse impact on the Company’s future operations, cash flows, earnings, results of operations, financial condition and the economic viability of projects. The estimated proven and probable reserves and resources described herein should not be interpreted as assurances of mine life or of the profitability of future operations.

The Company has engaged internal and expert independent technical consultants to advise it on, among other things, mineral resources and reserves, geotechnical, metallurgy and project engineering. The Company believes that these experts are competent and that they have carried out their work in accordance with all internationally recognized industry standards. If, however, the work conducted by, and the mineral resource and reserve estimates of these experts are ultimately found to be incorrect or inadequate in any material respect, such events could materially and adversely affect the Company’s future operations, cash flows, earnings, results of operations, financial condition and the economic viability of its projects.

The Company’s ability to sustain or increase present production levels depends in part on successful exploration and development of new ore bodies and/or expansion of existing mining operations. Forecasts of future production are estimates based on interpretation and assumptions and actual production may be less than estimated. Mineral exploration involves many risks and is frequently unproductive. If mineralization is discovered, it may take a number of years until production is possible, during which time the economic viability of the project may change. Substantial expenditures are required to establish ore reserves, extract metals from ores and, in the case of new properties, to construct mining and processing facilities and infrastructure at any site chosen for mining. The economic feasibility of any development project is based upon, among other things, estimates of the size and grade of ore reserves, proximity to infrastructures and other resources (such as water and power), metallurgical recoveries, production rates and capital and operating costs of such development projects, and metals prices. Development projects are also subject to the completion of positive technical and economic studies, issuance of necessary permits and receipt of adequate financing, which may be difficult to obtain on terms reasonably acceptable to the Company.

19 Page

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2017

The Company’s future silver, zinc, lead and copper production may decline as a result of an exhaustion of reserves and possible closure of work areas. It is the Company’s business strategy to conduct silver exploration activities at the Company’s existing mining operations as well as at new exploration projects, and to acquire other mining properties and businesses or reserves that possess mineable ore reserves and are expected to become operational in the near future. However, the Company can provide no assurance that its future production will not decline. Accordingly, the Company’s revenues from the sale of concentrates may decline, which may have a material adverse effect on its results of operations.

Global Financial and Economic Conditions

The re-emergence of a global financial crisis or recession or reduced economic activity in the United States, China, India and other industrialized or developing countries, or disruption of key sectors of the economy such as oil and gas, may have a significant effect on the Company’s results of operations or may limit its ability to raise capital through credit and equity markets. The prices of the metals that the Company produces are affected by a number of factors, and it is unknown how these factors may be impacted by a global financial event or developments impacting major industrial or developing countries.  Additionally, global economic conditions may cause a long-term decrease in asset values. If such global volatility and market uncertainty were to continue, the Company’s operations and financial condition could be adversely impacted.

Government Regulation and Environmental Compliance

The Company is subject to significant governmental regulations, and costs and delays related to such regulations may have a material adverse effect on the Company’s business.

The Company’s mining activities are subject to extensive federal, state, local and foreign laws and regulations governing environmental protection, natural resources, prospecting, development, production, post-closure reclamation, taxes, labour standards and occupational health and safety laws and regulations including mine safety, toxic substances and other matters related to the Company’s business. The costs associated with compliance with such laws and regulations could be substantial. Possible future laws and regulations, or more restrictive interpretations of current laws and regulations by governmental authorities could cause additional expense, capital expenditures, restrictions on or suspensions of the Company’s operations and delays in the development of the Company’s properties. Moreover, governmental authorities and private parties may bring lawsuits based upon damage to property and injury to persons resulting from the environmental, health and safety impacts of the Company’s past and current operations, which could lead to the imposition of substantial fines, penalties and other civil and criminal sanctions. Substantial costs and liabilities, including for restoring the environment after the closure of mines, are inherent in the Company’s operations. The Company is often required to post surety bonds or cash collateral to secure its reclamation obligations and may be unable to obtain the required surety bonds or may not have the resources to provide cash collateral, and the bonds or collateral may not fully cover the cost of reclamation and any such shortfall could have a material adverse impact on its financial condition. Although the Company believes it is in substantial compliance with applicable laws and regulations, the Company can give no assurance that any such law, regulation, enforcement or private claim will not have a material adverse effect on the Company’s business, financial condition or results of operations.

In the United States, some of the Company’s mining wastes are currently exempt to a limited extent from the extensive set of federal Environmental Protection Agency (the “EPA”) regulations governing hazardous waste under the Resource Conservation and Recovery Act (the “RCRA”).  If the exemption is altered and these wastes are designated as hazardous under the RCRA, the Company would be required to expend additional amounts on the handling of such wastes and may be required to make significant expenditures to construct or modify facilities for managing these wastes.  In addition, releases of hazardous substances from a mining facility causing contamination in or damage to the environment may result in liability under the Comprehensive Environmental Response, Compensation and Liability Act (the “CERCLA”).  Under the CERCLA, the Company may be jointly and severally liable for contamination at or originating from its facilities. Liability under the CERCLA may require the Company to undertake extensive remedial clean-up action or to pay for the government’s clean-up efforts. It can also lead to liability to state and tribal governments for natural resource damages. Additional regulations or requirements are also imposed upon the Company’s operations in Idaho under the federal Clean Water Act (the “CWA”).  Airborne emissions are subject to controls under air pollution statutes implementing the Clean Air Act in Idaho.  Compliance with the CERCLA, the CWA and state environmental laws could entail significant costs, which could have a material adverse effect on the Company’s operations.

20 Page

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2017

The Company’s mining operations are subject to regulations promulgated by government agencies from time to time.  Specifically, the Company’s activities at the Galena Complex are subject to regulation by the U.S. Department of Labor’s Mine Safety and Health Administration and related regulations under applicable legislation and the Company’s activities at the Cosalá Operations projects are subject to regulation by SEMARNAT (defined below), the environmental protection agency of Mexico.  Such regulations can result in citations and orders which can entail significant costs or production interruptions and have an adverse impact on the Company’s operations and profitability. SEMARNAT regulations require that an environmental impact statement, known in Mexico as MIA, be prepared by a third-party contractor for submittal to SEMARNAT.  Studies required to support the MIA include a detailed analysis of the following areas: soil, water, vegetation, wildlife, cultural resources and socio-economic impacts.  The Company must also provide proof of local community support for a project to gain final approval of the MIA.

In the context of environmental permits, including the approval of reclamation plans, the Company must comply with standards and regulations, which involve significant costs and can entail significant delays. Such costs and delays could have an adverse impact on the Company’s operations.

In the ordinary course of business, the Company is required to obtain or renew governmental permits for the operation and expansion of existing mining operations or for the development, construction and commencement of new mining operations. Obtaining or renewing the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions, which often involves public hearings and costly undertakings. The duration and success of the Company’s efforts to obtain or renew permits are contingent upon many variables not within its control including the interpretation of applicable requirements implemented by the permitting authority. The Company’s ability to obtain, maintain and renew permits and approvals and to successfully develop and operate mines may be adversely affected by real or perceived impacts associated with the Company’s activities or those of other mining companies that affect the environment, human health and safety.  Interested parties including governmental agencies and non-governmental organizations or civic groups may seek to prevent issuance of permits and intervene in the process or pursue extensive appeal rights. Past or ongoing violations of laws or regulations involving obtaining or complying with permits could provide a basis to revoke existing permits, deny the issuance of additional permits, or commence a regulatory enforcement action, each of which could have a material adverse impact on the Company’s operations or financial condition. The Company may not be able to obtain or renew permits that are necessary to its operations, or the cost to obtain or renew permits may exceed what the Company believes it can recover from the property once in production. Any unexpected delays or costs associated with the permitting process could delay the development or impede the operation of a mine, which could have a material adverse effect on the Company’s operations and profitability.

Legislative and regulatory measures to address climate change and greenhouse gas emissions are in various phases of consideration.  If adopted, such measures could increase the Company’s cost of environmental compliance and also delay or otherwise negatively affect efforts to obtain permits and other regulatory approvals with regard to existing and new facilities.  Proposed measures could also result in increased cost of fuel and other consumables used at the Company’s operations.  Climate change legislation or regulation may affect the Company’s customers and the market for the metals it produces with effects on prices that are not possible to predict.  Adoption of these or similar new environmental regulations or more stringent application of existing regulations may materially increase the Company’s costs, threaten certain operating activities and constrain its expansion opportunities.

21 Page

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2017

Mining Property and Title Risks

Third parties may dispute the Company’s mining claims, which could result in losses affecting the Company’s business. The validity of unpatented mining claims, which constitute a significant portion of the Company’s property holdings in Idaho, is often uncertain and may be contested. Although the Company has attempted to acquire satisfactory title to undeveloped properties, the Company, in accordance with mining industry practice, does not generally obtain title opinions until a decision is made to develop a property. As a result, some titles, particularly titles to undeveloped properties, may be defective. Defective title to any of the Company’s mining claims could result in litigation, insurance claims, and potential losses affecting the Company’s business.

The validity of mining or exploration titles or claims, which constitute most of the Company’s property holdings, can be uncertain and may be contested. No assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable exploration and mining titles or claims and that such exploration and mining titles or claims, will not be challenged or impugned by third parties. The Company has not conducted surveys of all the claims in which it holds direct or indirect interests and therefore, the precise area and location of such claims may be in doubt. The Company’s properties may be subject to prior unregistered liens, agreements or transfers, native land claims or undetected title defects.

Surface Rights and Access

The Company has reached various agreements for surface rights and access with certain local groups, including ejidos for mining exploitation activities, including open pit mining, in the project area of Cosalá Norte. In addition, the Company currently has formal agreements for surface access with all ejidos on whose land its exploration activities are being performed. These agreements are valid for several years and are regularly reviewed in terms of the appropriate level of compensation for the level of work being carried out. The Nuestra Señora process facility is located on land previously purchased by the Company and is not exposed to disruptions by third party ownership claims.

For future activities, the Company will need to negotiate with ejido and non-ejido members, as a group and individually, to reach agreements for additional access and surface rights. Negotiations with ejidos can become time-consuming if demands for compensation become unreasonable. There can be no guarantee that the Company will be able to negotiate satisfactory agreements with any such existing members for such access and surface rights, and therefore it may be unable to carry out planned mining activities. In addition, in circumstances where access is denied, or no agreement can be reached, the Company may need to rely on the assistance of local officials or the courts in such jurisdiction, the outcomes of which cannot be predicted with any certainty. The inability of the Company to secure surface access or purchase required surface rights could materially and adversely affect the timing, cost or overall ability of the Company to develop any mineral deposits it may locate.

Labour Relations, Employee Recruitment, Retention and Pension Funding

The Company may experience labour disputes, work stoppages or other disruptions in production that could adversely affect its operations.  The Company is dependent on its workforce at its material producing properties and mills. The Company endeavours to maintain good relations with its workforce in order to minimize the possibility of strikes, lock-outs and other stoppages at the site. Relations between the Company and its employees may be impacted by changes in labour relations which may be introduced by, among other things, employee groups, competing labour unions, and the relevant governmental authorities in whose jurisdictions the Company carries on business. Many of the Company’s employees at its operations are represented by a labour union under a collective labour agreement. The Company may not be able to satisfactorily renegotiate the collective labour agreement when it expires. In addition, the existing labour agreement may not prevent a strike or work stoppage at the Company’s facilities in the future, and any such work stoppage could have a material adverse effect on its earnings. A subsidiary of the Company is party, with the United Steel Workers Union, to a collective bargaining agreement that covers all of the hourly employees at the Galena Complex with a term from June 29, 2014 to June 28, 2017.  The parties have been in negotiations since June 2017 and in December, the Company issued its “last, best and final offer”. A failure to come to an agreement could impact the operations at the Galena Complex if there was a labour action that results in an interruption of operations.

22 Page

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2017

The Company also hires its employees or consultants in Mexico to assist it in conducting its operations in accordance with Mexican laws. The Company also purchases certain supplies and retains the services of various companies in Mexico to meet its business plans. It may be difficult to find or hire qualified people in the mining industry who are situated in Mexico or to obtain all the necessary services or expertise in Mexico or to conduct operations on its projects at reasonable rates. If qualified people and services or expertise cannot be obtained in Mexico, the Company may need to seek and obtain those services from people located outside Mexico, which will require work permits and compliance with applicable laws and could result in delays and higher costs to the Company to conduct its operations in Mexico. Recruiting and retaining qualified personnel is critical to the Company’s success.  The number of persons skilled in acquisition, exploration and development of mining properties is limited and competition for such persons is intense.  As the Company’s business activity grows, the Company will require additional key executive, financial, operational, administrative and mining personnel.  Although the Company believes that it will be successful in attracting, training and retaining qualified personnel, there can be no assurance of such success. If the Company is not successful in attracting and training qualified personnel, the efficiency of its operations could be affected, which could have a material adverse effect on the Company’s results of operations and profitability.  The Company strongly depends on the business and technical expertise of its small group of management and key personnel. There is little possibility that this dependence will decrease in the near term.  Key man life insurance is not in place on management and key personnel. If the services of the Company’s management and key personnel were lost, it could have a material adverse effect on future operations.

The volatility in the equity markets over the last several years and other financial impacts have affected the Company’s costs and liquidity through increased requirements to fund the Company’s defined benefit pension plans for its employees. There can be no assurance that financial markets will sufficiently recover in the future with the effect of causing a corresponding reduction in the Company’s future pension funding requirements. Furthermore, there can be no assurance that unforeseen changes in pensioner longevity, government regulation or other financial market uncertainties will not cause pension funding requirements to differ from the requirements projected by professional actuaries. The Company intends to continue to fund its pension plan for hourly and salary employees of the Company pursuant to all relevant regulatory requirements.

Some of the Company’s Material Properties are Located in Mexico and are Subject to Changes in Political and Economic Conditions and Regulations in that Country

In the past, Mexico has been subject to political instability, changes and uncertainties, which may cause changes to existing governmental regulations affecting mineral exploration and mining activities. The Company’s operations and properties are subject to a variety of governmental regulations including, among others: regulations promulgated by the Mexican Department of Economy – Dirección General de Minas, Mexico’s Secretary of Environment and Natural Resources (“SEMARNAT”); the Mexican Mining Law; and the regulations of the Comisión Nacional del Aqua with respect to water rights. Mexican regulators have broad authority to shut down and/or levy fines against facilities that do not comply with regulations or standards. The Company’s mineral exploration and mining activities in Mexico may be adversely affected in varying degrees by changing government regulations relating to the mining industry or shifts in political conditions that increase the costs related to the Company’s activities or maintenance of its properties. Operations may also be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, and expropriation of property, environmental legislation and mine safety. Mexico’s status as a developing country may make it more difficult for the Company to obtain any required financing for its projects.  The Mexican Government is conducting a highly publicized crackdown on the drug cartels, resulting in a loss of lives. The operation has been unaffected by the conflict and is unlikely to be in the future. However, if the government’s actions lead to civil unrest, the situation could change.

23 Page

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2017

The Company is uncertain if all necessary permits will be maintained on acceptable terms or in a timely manner. Future changes in applicable laws and regulations or changes in their enforcement or regulatory interpretation could negatively impact current or planned exploration and development activities on its Cosalá District properties, or in any other projects that the Company becomes involved with. Any failure to comply with applicable laws and regulations or failure to obtain or maintain permits, even if inadvertent, could result in the interruption of exploration and development operations or material fines, penalties or other liabilities.

Community and Social

The Company’s relationship with the communities where it operates is critical to ensuring the future success of project development and future operations. Globally, there is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. There is no assurance that the Company will be able to appropriately manage community relations in a manner that will allow the Company to proceed with its plans to develop and operate its properties.

Certain non-governmental organizations, some of which oppose globalization and resource development, are often vocal critics of the mining industry and its practices. Actions by such organizations could adversely affect the Company’s reputation and financial condition and may impact its relationship with the communities in which it operates. These actions can relate not only to current activities but also historic mining activities by prior owners and could have a material, adverse effect on the Company. They may also file complaints with regulators and others. Such complaints, regardless of whether they have any substance or basis in fact or law, may have the effect of undermining the confidence of the public or a regulator and may adversely affect the Company.

Substantially all of the Company’s Assets are Located Outside of Canada and this could have an Impact on Enforcement of Civil Liabilities Obtained in Canadian or U.S. Courts

It may be difficult or impossible to enforce judgements obtained in Canadian or U.S. courts predicated upon the civil liability provisions of the securities laws of certain provinces of Canada or the United States against the portion of the Company's management and assets located outside of Canada and/or the United States.

The Company is Subject to Currency Fluctuations that may Adversely Affect the Financial Position of the Company

One of the Company’s primary operations is located in Mexico and many of its expenditures and obligations are denominated in Mexican pesos. The Company maintains its principal office and raises its equity financings in Canada, maintains cash accounts in both U.S. dollars and Canadian dollars and has monetary assets and liabilities in Canadian dollars and Mexican pesos. As such, the Company’s results of operations are subject to foreign currency fluctuation risks and such fluctuations may adversely affect the financial position and results of the Company. The Company may, from time to time, employ derivative financial instruments to manage exposure to fluctuations in foreign currency exchange rates.

24 Page

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2017

Financing Risks

Should financing be sought in the future, there can be no assurances that the Company will be able to obtain adequate funding or that the terms of such financing will be favourable. In the event that cash flow from operations is insufficient, failure to obtain additional financing could result in delay or indefinite postponement of further exploration and development of its projects and the possible loss of such properties. The Company has a limited history of earnings, has never paid a dividend, and does not anticipate paying dividends in the near future.

Risks Associated with Outstanding Debt

The Company’s ability to make scheduled payments of interest and principal on its outstanding indebtedness or refinance its debt obligations depends on its financial and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond its control.  There can be no assurance that the Company will generate sufficient cash flow from operating activities to make its scheduled repayments of principal, interest, and any applicable premiums.

The Company may be forced to pursue strategic alternatives such as reduce or delay capital expenditures, sell assets or operations, see additional capital or restructure or refinance its indebtedness. No assurances can be made that the Company would be able to take any of these actions, that these actions would be successful, or that these actions would be permitted under the terms of existing or future debt agreements.

If the Company cannot make scheduled payments on its debt, or comply with its covenants, it will be in default of such indebtedness and, as a result (i) holders of such debt could declare all outstanding principal and interest to be due and payable, (ii) the lenders under the credit facilities could terminate their commitments to lend the Company money, and (iii) the holders of the Company’s secured debt could realize upon the security to the borrowings.

The Company May Engage in Hedging Activities

From time to time, the Company may use certain derivative products to hedge or manage the risks associated with changes in the of prices zinc, lead, copper and the Mexican Peso. The use of derivative instruments involves certain inherent risks including, among other things: (i) credit risk – the risk of an unexpected loss arising if a counterparty with which the Company has entered into transactions fails to meet its contractual obligations; (ii) market liquidity risk – the risk that the Company has entered into a derivative position that cannot be closed out quickly, by either liquidating such derivative instrument or by establishing an offsetting position; (iii) unrealized mark-to-market risk – the risk that, in respect of certain derivative products, an adverse change in market prices for commodities, currencies or interest rates will result in the Company incurring an unrealized mark-to-market loss in respect of such derivative products.

There is no assurance that any hedging program or transactions which may be adopted or utilized by the Company designed to reduce the risk associated with changes price will be successful. Although hedging may protect the Company from an adverse price change, it may also prevent the Company from benefiting fully from a positive price change.

The Company May Require Significant Capital Expenditures

Substantial expenditures will be required to maintain, develop and to continue with exploration at the Company properties. In order to explore and develop these projects and properties, the Company may be required to expend significant amounts for, among other things, geological, geochemical and geophysical analysis, drilling, assaying, and, if warranted, mining and infrastructure feasibility studies.

25 Page

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2017

The Company may not benefit from any of these investments if it is unable to identify commercially exploitable mineralized material. If successful in identifying reserves, it will require significant additional capital to construct facilities necessary to extract recoverable metal from those reserves.

The ability of the Company to achieve sufficient cash flows from internal sources and obtain necessary funding depends upon a number of factors, including the state of the worldwide economy and the price of silver, zinc, lead and copper. The Company may not be successful in achieving sufficient cash flows from internal sources and obtaining the required financing for these or other purposes on terms that are favourable to it or at all, in which case its ability to continue operating may be adversely affected. Failure to achieve sufficient cash flows and obtain such additional financing could result in delay or indefinite postponement of further exploration or potential development.

Risks Associated with the Company’s Business Objectives

The Company’s strategy to create shareholder value through the acquisition, exploration, advancement and development of its mineral properties will be subject to substantive risk. While the Company may seek to acquire additional mineral properties that are consistent with its business objectives, there can be no assurance that the Company will be able to identify suitable additional mineral properties or, if it does identify suitable properties, that it will have sufficient financial resources to acquire such properties or that such properties will be available on terms acceptable to the Company or at all. Any partnership or joint venture agreements with respect to mineral properties that the Company enters into will be subject to the typical risks associated with such agreements, including disagreement on how to develop, operate or finance a property and contractual and legal remedies of the Company’s partners in the event of such disagreement.

Competition in the Mining Industry

Competition in the mining sector is intense. Mines have limited lives and as a result, the Company may in the future seek to replace and expand its reserves through the acquisition of new properties. In addition, there is a limited supply of desirable mineral lands available in areas where the Company would consider conducting exploration and/or production activities.  Because the Company faces strong competition for new properties from other mining companies, some of which have greater financial resources than it does, the Company may be unable to acquire attractive new mining properties on terms that it considers acceptable.  Competition in the mining business for limited sources of capital could adversely affect the Company’s ability to acquire and develop suitable mines, developmental projects, producing companies, or properties having significant exploration potential. As a result, there can be no assurance that the Company’s acquisition and exploration plans will yield new mineral reserves to replace or expand current mineral reserves.

Concentrate Sales Risks

The Company currently sells its concentrates under offtake contracts with a limited number of counterparties. Based on past practice, and the quality of its concentrates, the Company expects to be able to renew these contracts or find alternative purchasers for its concentrates, however there can be no assurance that the existing contracts will be renewed or replaced on reasonable terms.

The Company frequently sells its concentrates on the basis of receiving a sales advance when the concentrates are delivered, with the advance based on market prices of metals at the time of the advance. Final settlement of the sale is then made later, based on prevailing metals prices at that time. In an environment of volatile metal prices, this can lead to negative cash adjustments, with amounts owing to the purchaser, and such amounts could potentially be substantial. In volatile metal markets, the Company may elect to fix the price of a concentrate sale at the time of initial delivery.

26 Page

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2017

Certain Risks Related to the Ownership of the Company’s Common Shares

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, including mineral resource and mining companies and particularly those considered development stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  There can be no assurance that continual severe fluctuations in price will not occur.

The Company’s Common Shares are currently listed on the TSX and the NYSE American. There can be no assurance that an active market for the Common Shares will be sustained.

Additionally, the exercise of stock options and warrants already issued by the Company and the issuance of additional equity securities or convertible debt securities in the future could result in dilution in the equity interests of holders of Common Shares.

Absolute Assurance on Financial Statements

The Company prepares its financial statements in accordance with accounting policies and methods prescribed by International Financial Reporting Standards. In the preparation of financial statements, management may need to rely upon assumptions, make estimates or use their best judgment in determining the financial condition of the Company. In order to have a reasonable level of assurance that financial transactions are properly authorized, assets are safeguarded against unauthorized or improper use and transactions are properly recorded and reported, the Company has implemented and continues to analyze its internal control systems for financial reporting. Although the Company believes that its financial reports and financial statements are prepared with reasonable safeguards to ensure reliability, the Company cannot provide absolute assurance in that regard.

Conflicts of Interest

Certain of the Company’s directors and officers also serve as directors and/or officers of other companies involved in natural resource exploration and development, and consequently there exists the possibility for such directors and officers to have interests that conflict with the Company’s interests. Situations may arise in connection with potential investments where the other interests of the Company’s directors conflict with its interests. As such, conflicts of interest may arise that may influence these persons in evaluating possible acquisitions or in generally acting on the Company’s behalf, as they may pursue opportunities that would then be unavailable to the Company. In the event that the Company’s directors are subject to conflicts of interest, there may be a material adverse effect on its business.

Uninsured or Uninsurable Risks

In the course of exploration, development and production of mineral properties, several risks and, in particular, unexpected or unusual geological or operating conditions, may occur. It is not always possible to fully insure against such risks, and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise they could reduce or eliminate any future profitability and result in an increase in costs and a decline in value of the Common Shares.

As of the date of this MD&A, the Company is not insured against environmental risks. Insurance against environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) has not been generally available to companies within the industry. Without such insurance, and if the Company becomes subject to environmental liabilities, the payment of such liabilities would reduce or eliminate its available funds or could exceed the funds the Company has to pay such liabilities and result in bankruptcy. Should the Company be unable to fund fully the remedial cost of an environmental problem, it might be required to enter into interim compliance measures pending completion of the required remedy.

27 Page

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2017

Tax Considerations

Mexico

Corporate profits in Mexico are taxed only by the Federal Government. Previously, there were two federal taxes in Mexico that applied to the Company’s operations in Mexico: corporate income tax and a Flat Rate Business Tax (“IETU”). Mexican corporate income tax was calculated based on gross revenue less deductions for all refining and smelting charges, direct operating costs, all head office general and administrative costs, and depreciation deductions as applicable at a corporate income tax rate in Mexico of 30%. The IETU was a cash-based minimum tax that applies in addition to the corporate income tax. The tax was applicable to the taxpayer’s net income from the (i) sale of goods; (ii) performance of independent services; and (iii) lease of goods at the rate of 16.5% during 2008, 17% during 2009, 17.5% during 2010, 2011 and 2013.

In late 2013, a new income Tax Law was enacted in Mexico (“Mexican Tax Reform”) which became effective January 1, 2014. Key provisions of the Mexican Tax Reform that may affect the Company consist of:

•
New 7.5% mining royalty. This royalty is deductible for tax purposes and is calculated as 7.5% of a royalty base which is computed as taxable revenues (except interest and inflationary adjustments), less allowable deductions for income tax purposes (except interest, inflationary adjustment, depreciation and mining fees), less prospecting and exploration expenses for the year;

•	New environmental duty of 0.5% of gross income arising from the sale of gold and silver;
•	Corporate income tax rate to remain at 30%, eliminating the scheduled reduction to 29% in 2014 and to 28% in 2015;
•	Elimination of the IETU;
•	Elimination of the option for depreciation of capital assets on an accelerated basis;
•
Elimination of 100% deduction on exploration expenses for locating and quantifying new deposits in pre-operating periods. These exploration costs will be amortized on a straight-line basis over 10 years; and

•
Reduction of deductibility for various employee fringe benefits; and imposes a 10% withholding tax on dividends distributed to resident individuals or foreign residents (including foreign corporations). According to the Mexico-Canada tax treaty, this dividend withholding tax rate may be reduced to 5%.

The Company has reviewed the 2014 Tax Reform and is challenging the constitutionality of the 7.5% mining royalty, the 0.5% environmental duty, and other aspects of the Reform. The Company currently believes it is in compliance with the new legislation and there is no guarantee it will be successful in its challenges against the Mexican Government.

United States

On December 22, 2017, U.S. tax legislation commonly known as the Tax Cuts and Jobs Act (TCJA) was signed into law, significantly reforming the U.S. Internal Revenue Code. The TCJA, among other things, includes changes to U.S. federal tax rates, imposes significant additional limitations on the deductibility of interest, allows for the expensing of capital expenditures, puts into effect the migration from a “worldwide” system of taxation to a territorial system and modifies or repeals many business deductions and credits. The Company continues to examine the impact the TCJA may have on its business. The Company has evaluated the effect of the TCJA on its projection of minimal cash taxes or to its net operating losses. The estimated impact of the TCJA is based on the Company’s current knowledge and assumptions and recognized impacts could be materially different from current estimates based on the actual results and its further analysis of the new law. The impact of the TCJA on holders of common shares is uncertain and could be adverse. The Company encourages its shareholders to consult with their own legal and tax advisors with respect to such legislation and the potential tax consequences of investing in common shares.

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Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2017

While the TCJA legislation reduces the federal corporate income tax rate from 35% to 21%, it also introduces “base erosion” rules that may effectively limit the tax deductibility of certain payments made by U.S. entities to non-U.S. affiliates and include additional limitations on deductions attributable to interest expense. The impact of the tax reform may differ due to changes in interpretations and assumptions made along with guidance which may subsequently be issued. At this time, it is not possible to predict the full effect of this legislation on the Company’s business and operations.

The Company believes that, pursuant to Section 7874 of the United States Internal Revenue Code of 1986, even though U.S. Silver is organized as an Ontario corporation, U.S. Silver will be treated as a U.S. domestic corporation for U.S. federal income tax purposes.  As a result, U.S. Silver will be subject to U.S. federal income tax in the same manner as a corporation organized in the U.S.  The Company believes that U.S. Silver likely is a United States real property holding corporation, or "USRPHC", as defined for United States federal income tax purposes.  If U.S. Silver were classified as a USRPHC, any gain recognized by the Company from the sale or other disposition, including a redemption, of U.S. Silver common shares would be subject to U.S. federal income taxation and the Company would be required to file a United States federal income tax return.  In such circumstances, the purchaser of such common shares would be required to withhold from the purchase price paid to the Company an amount equal to 15% of the purchase price and remit such amount to the U.S. Internal Revenue Service.  In addition, since, as noted above, U.S. Silver is classified as a U.S. domestic corporation, the gross amount of dividends paid by U.S. Silver to the Company will be subject to U.S. withholding tax at the current rate of 5% under the Canada-United States Convention with Respect to Taxes on Income and on Capital.  The Company will only be eligible for foreign tax credits under the Canadian Income Tax Act to the extent it has qualifying income from a source in the U.S. in the year any U.S. tax or withholding tax is paid by or on behalf of the Company in respect of a gain on the sale or other disposition of the U.S. Silver common shares or a dividend paid on such shares.  Any gain recognized by the Company from the sale or other disposition, including a redemption, of the common shares of U.S. Silver and dividends received on such shares by the Company will likely not be treated as income sourced in the United States for Canadian income tax  purposes.

The Company’s Information Technology Systems May Be Vulnerable to Disruption Which Could Place its Systems at Risk from Data Loss, Operational Failure, or Compromise of Confidential Information

The Company rely on various information technology systems, and on third party developers and contractors, in connection with operations, including production, equipment operation and financial support systems. While the Company regularly obtains and develops solutions to monitor the security of its systems, it remains vulnerable to disruption, damage or failure from a variety of sources, including errors by employees or contractors, computer viruses, cyber-attacks including phishing, ransomware, and similar malware, misappropriation of data by outside parties, and various other threats. Techniques used to obtain unauthorized access to or sabotage systems are under continuous and rapid evolution, which may deter efforts to detect disruption of data and systems in advance. Breaches and unauthorized access carry the potential to cause losses of production, operational delays, equipment failure that could cause other risks to be realized, inaccurate recordkeeping, or disclosure of confidential information, any of which could result in financial losses and regulatory or legal exposure, and could have a material adverse effect on the Company’s cash flows, financial condition or results of operations.

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, restricted cash, receivables, accounts payable and accrued liabilities, other payables, derivative assets and liabilities, and other financial instruments may be held from time to time. These financial instruments are exposed to numerous risks, including, among others, liquidity risk, currency risk, interest rate risk, counterparty risk and credit risk. Many of these risks are outside the Company’s control. There is no assurance that the Company will realize the carrying value of any of its financial instruments.

29 Page

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2017

Accessibility and Reliability of Existing Local Infrastructure

The Company’s mining, processing, development and exploration activities depend, to some degree, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important considerations, which affect capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploitation or development of the Company’s projects. If adequate infrastructure is not available in a timely manner, the exploitation or development of the Company’s projects may not be commenced or completed on a timely basis, if at all. In addition, the resulting operations may not achieve the anticipated production volume, or the construction costs and ongoing operating costs associated with the exploitation and/or development of the Company’s advanced projects will be higher than anticipated. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations and profitability.

Risks and Uncertainties Related to the Repatriation of Funds from Foreign Subsidiaries

The Company expects to generate cash flow and profits at its foreign subsidiaries, and may need to repatriate funds from those subsidiaries to fulfill its business plans, in particular in relation to ongoing expenditures at its exploration and development assets. The Company may not be able to repatriate funds, or may incur tax payments or other costs when doing so, as a result of a change in applicable law or tax requirements at local subsidiary levels or at the parent level, which costs could be substantial.

Significant Accounting Policies and Estimates

Accounting standards issued but not yet applied

Management is evaluating the impact the adoption of the following new and revised standards and amendments will have on the consolidated financial statements of the Company.

(i)            Financial instruments

IFRS 9 - Financial Instruments - The standard was issued in its final version by the IASB in July 2014 bringing together the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39, “Financial instruments: recognition and measurement” (“IAS 39”). The standard retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The mandatory effective date of IFRS 9 would be annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company completed assessing the impact of this standard and do not expect the Company’s consolidated financial statements to be significantly affected by IFRS 9.

(ii)            Revenue from contracts with customers

IFRS 15 - Revenue from Contracts with Customers - The final standard on revenue from contracts with customers was issued in May 2014 and is effective for annual reporting periods beginning on or after January 1, 2018 for public entities with early adoption permitted. The standard covers principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. Entities have the option of using either a full retrospective or a modified retrospective approach to adopt the guidance. The Company completed assessing the impact of this standard and do not expect the Company’s consolidated financial statements to be significantly affected by IFRS 15.

30 Page

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2017

(iii)            Leases

IFRS 16 - Leases - The standard on leases was issued in January 2016 and is effective for annual reporting periods beginning on or after January 1, 2019 for public entities with early adoption permitted, provided IFRS 15 has been applied or is applied at the same date as IFRS 16. The standard requires lessees to recognize assets and liabilities for most leases. The Company is assessing the impact of this standard, along with timing of adoption of IFRS 16.

Significant accounting judgments and estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The areas which require management to make significant judgments, estimates and assumptions in determining carrying values include, but are not limited to:

(i)            Reserves and resources

Proven and probable reserves are the economically mineable parts of the Company’s measured and indicated mineral resources. The Company estimates its proven and probable reserves and measured and indicated and inferred mineral resources based on information compiled by appropriately qualified persons. The information relating to the geological data on the size, depth and shape of the ore bodies requires complex geological judgments to interpret the data. The estimation of future cash flows related to proven and probable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements and production costs along with geological assumptions and judgments made in estimating the size, grade and recovery of the ore bodies.

Changes in the proven and probable reserves or measured, indicated and inferred mineral resources estimates may impact the carrying value of mining properties and equipment, depletion and amortization, impairment assessments and the timing of decommissioning provisions.

(ii)            Depletion and amortization

Mining properties are depleted using the unit-of-production method over a period not to exceed the estimated life of the ore body based on estimated recoverable reserves.

Property, plant and equipment are depreciated, net of residual value over their estimated useful life but do not exceed the related estimated life of the mine based on estimated recoverable mineral reserves.

The calculation of the units of production rate, and therefore the annual depletion and amortization expense, could be materially affected by changes in the underlying estimates. Changes in estimates can be the result of actual future production differing from current forecasts of future production and expansion of mineral reserves through exploration activities.

Significant judgment is involved in the determination of useful life and residual values for the computation of depletion and amortization. No assurance can be given that actual useful lives and residual values will not differ significantly from current assumptions.

31 Page

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2017

(iii)            Decommissioning provision

The Company assesses its decommissioning provision on an annual basis or when new material information becomes available. Mining and exploration activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. Accounting for decommissioning provision requires management to make estimates of the time and future costs the Company will incur to complete the rehabilitation work required to comply with existing laws and regulations at each mining operation. Also, future changes to environmental laws and regulations could increase the extent of rehabilitation work required to be performed by the Company. Increases in future costs could materially impact the amounts charged to operations for decommissioning provision. The provision represents management’s best estimate of the present value of the future decommissioning provision. The actual future expenditures may differ from the amounts currently provided.

(iv)            Share-based payments

The amount expensed for share-based compensation is based on the application of a recognized option valuation formula, which is  highly dependent on, amongst other things, the expected volatility of  the Company’s registered shares, estimated forfeitures, and the expected life of the options. The Company uses an expected volatility rate for its shares based on past stock trading data, adjusted for future expectations, and actual volatility may be significantly different.

The resulting value calculated is not necessarily the value that the holder of the option could receive in an arm’s length transaction, given that there is no market for the options and they are not transferable. It is management’s view that the value derived is highly subjective and dependent entirely upon the input assumptions made.

(v)            Income taxes

Preparation of the consolidated financial statements requires an estimate of income taxes in each of the jurisdictions in which the Company operates. The process involves an estimate of the Company’s current tax exposure and an assessment of temporary differences resulting from differing treatment of items, such as depletion and amortization, for tax and accounting purposes, and when they might reverse.

These differences result in deferred tax assets and liabilities that are included in the Company’s consolidated statements of financial position.

An assessment is also made to determine the likelihood that the Company’s future tax assets will be recovered from future taxable income. To the extent that recovery is not considered likely, the related tax benefits are not recognized.

Judgment is required to continually assess changing tax interpretations, regulations and legislation, to ensure liabilities are complete and to ensure assets, net of valuation allowances, are realizable. The impact of different interpretations and applications could be material.

(vi)            Commercial production

The determination of timing on which a mining property enters into commercial production is a significant judgment since capitalization of development costs ceases and revenue recognition begins upon declaration of commercial production. As a mining property is constructed, development costs incurred are capitalized while pre-production costs and revenues are capitalized and accumulated into such development costs. Commercial production is declared once the mining property is available for its intended use on a commercial scale as defined by management. Revenue recognition and depletion of the mining property begins when commercial production has been achieved.

Financial Instruments

The Company may, from time to time, employ derivative financial instruments to manage exposure to fluctuations in foreign currency exchange rates and commodity prices. As at December 31, 2017, the Company does not have any outstanding financial instruments in place.

32 Page

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2017

Capital Structure

The Company is authorized to issue an unlimited number of common shares, where each common share provides the holder with one vote. As at December 31, 2017, there were 41,496,950 common shares issued and outstanding.

As at March 5, 2018, there were 41,931,449 common shares of the Company issued and outstanding and 3,677,931 options outstanding which are exchangeable in common shares of the Company. The number of common shares issuable on the exercise of warrants is 4,748,895.

Controls and Procedures

Management is responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal controls over financial reporting ("ICFR"), as those terms are defined in National Instrument 52‐109 ‐ Certification of Disclosure in Issuers’ Annual and Interim Filings ("NI 52‐109").

The Company’s DC&P are designed to ensure that all important information about the Company, including operating and financial activities, is communicated fully, accurately and in a timely way and that they provide the Company with assurance that the financial reporting is accurate.

ICFR means a process by or under the supervision of the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

As at December 31, 2017, the Company’s CEO and CFO have certified that the DC&P are effective and that during the year ended December 31, 2017 the Company did not make any material changes in the ICFR during the last quarter that materially affected or are reasonably likely to materially affect the Company’s ICFR.

The internal controls are not expected to prevent and detect all misstatements due to error or fraud.

Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce

The Company reports cash cost per ounce and all-in sustaining cost per ounce of silver produced, non-IFRS measures, in accordance with measures widely reported in the silver mining industry as a benchmark for performance measurement. Management uses these measures internally to better assess performance trends and understands that a number of investors, and others who follow the Company’s performance, also assess performance in this manner.

These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning and may differ from methods used by other companies with similar descriptions. The methods do not include depletion, depreciation, exploration or corporate administrative costs and is therefore not directly reconcilable to costs as reported under International Financial Reporting Standards. All-in sustaining cost is the silver mining industry cash cost plus all development, capital expenditures, and exploration spending.

33 Page

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2017

Reconciliation of Consolidated Cash Cost per Ounce

	2017	2016
Cost of sales ('000)	$40,038	$46,167
Non-cash costs ('000)[1]	1,306	(1,707)
Direct mining costs ('000)	$41,344	$44,460
Smelting, refining and royalty expenses ('000)	9,249	13,472
Less by-product credits ('000)	(33,952)	(34,045)
Total cash costs ('000)	$16,641	$23,887
Divided by silver produced (oz)[2]	1,760,136	2,389,808
Silver cash costs ($/oz)	$9.45	$10.00

Reconciliation of Cosalá Operations Cash Cost per Ounce

	2017	2016
Cost of sales ('000)	$10,195	$17,701
Non-cash costs ('000)[1]	1,762	(1,649)
Direct mining costs ('000)	$11,957	$16,052
Smelting, refining and royalty expenses ('000)	2,431	5,502
Less by-product credits ('000)	(14,466)	(13,712)
Total cash costs ('000)	$(78)	$7,842
Divided by silver produced (oz)[2]	624,925	1,006,119
Silver cash costs ($/oz)	$(0.13)	$7.79

Reconciliation of Galena Complex Cash Cost per Ounce

	2017	2016
Cost of sales ('000)	$29,843	$28,466
Non-cash costs ('000)[1]	(456)	(58)
Direct mining costs ('000)	$29,387	$28,408
Smelting, refining and royalty expenses ('000)	6,818	7,970
Less by-product credits ('000)	(19,486)	(20,333)
Total cash costs ('000)	$16,719	$16,045
Divided by silver produced (oz)	1,135,211	1,383,689
Silver cash costs ($/oz)	$14.73	$11.60

34 Page

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2017

Reconciliation of Consolidated All-In Sustaining Cost per Ounce

	2017	2016
Total cash costs ('000)	$16,641	$23,887
Capital expenditures ('000)	6,565	4,870
Exploration costs ('000)	192	1,616
Total all-in sustaining costs ('000)	$23,398	$30,373
Divided by silver produced (oz)[2]	1,760,136	2,389,808
Silver all-in sustaining costs ($/oz)	$13.29	$12.71

Reconciliation of Cosalá Operations All-In Sustaining Cost per Ounce

	2017	2016
Total cash costs ('000)	$(78)	$7,842
Capital expenditures ('000)	436	831
Exploration costs ('000)	-	690
Total all-in sustaining costs ('000)	$358	$9,363
Divided by silver produced (oz)[2]	624,925	1,006,119
Silver all-in sustaining costs ($/oz)	$0.57	$9.31

Reconciliation of Galena Complex All-In Sustaining Cost per Ounce

	2017	2016
Total cash costs ('000)	$16,719	$16,045
Capital expenditures ('000)	6,129	4,039
Exploration costs ('000)	192	926
Total all-in sustaining costs ('000)	$23,040	$21,010
Divided by silver produced (oz)	1,135,211	1,383,689
Silver all-in sustaining costs ($/oz)	$20.30	$15.18

[1]	Non-cash costs consist of non-cash related charges to cost of sales including inventory movements and write-downs to net realizable value of concentrates, ore stockpiles, and spare parts and supplies.
[2]
Calculation excludes pre-production of 50,490 silver ounces and 435,323 silver equivalent ounces mined from San Rafael during its commissioning period, and excludes pre-production of 245,391 silver ounces and 360,530 silver equivalent ounces mined from El Cajón during its commissioning period. Pre-production revenue and cost of sales from San Rafael and El Cajón are capitalized as an offset to development costs.

35 Page